================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 7)

                                ---------------


                             ValueVision Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   92047K-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


          Richard Cotton, Executive Vice President and General Counsel
                               NBC Universal, Inc.
                              30 Rockefeller Plaza
                            New York, New York 10012
                                 (212) 664-7024
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 11, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

================================================================================

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 92047K-10-7                                                   13D                                     Page 2
-----------------------------------------------------------------                -------------------------------------------------
----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSONS                                  GE Capital Equity Investments, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     06-1468495
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [_]
                                                                                                                    (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           Not applicable

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          14,013,918
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     14,013,918

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       14,013,918

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.2%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ----------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       2

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 92047K-10-7                                                   13D                                     Page 3
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  NBC Universal, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-1682529
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [_]
                                                                                                                      (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           Not applicable

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            7,709,977
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          14,013,918
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       7,709,977
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     14,013,918

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       21,723,895

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 43.6%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ----------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       3

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 92047K-10-7                                                   13D                                     Page 4
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  General Electric Capital Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     13-1500700
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [_]
                                                                                                                    (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           Not applicable

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          14,013,918
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     14,013,918

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       14,013,918

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.2%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ----------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!





                                       4

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 92047K-10-7                                                   13D                                     Page 5
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  General Electric Capital Services, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     06-1109503
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a) [_]
                                                                                                              (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           Not applicable

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            Disclaimed (see 11 below)
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       Disclaimed (see 11 below)
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       Beneficial ownership of all shares disclaimed
                                                                                 by General Electric Capital Services, Inc.
----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ----------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!





                                       5

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 92047K-10-7                                                   13D                                     Page 6
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  General Electric Company
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-0689340
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (a) [_]
                                                                                                               (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           Not applicable

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            Disclaimed (see 11 below)
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       Disclaimed (see 11 below)
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       Beneficial ownership of all shares disclaimed
                                                                                 by General Electric Company
----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ----------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       6

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 92047K-10-7                                                   13D                                     Page 7
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       National Broadcasting Company Holdings, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-3448662
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [_]
                                                                                                                (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           Not applicable

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

------------------------------- ------ ----------------------------------------- -------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                        Disclaimed (see 11 below)
            SHARES
                                ------ ----------------------------------------- -------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                      0
           OWNED BY
                                ------ ----------------------------------------- -------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                   Disclaimed (see 11 below)
          REPORTING
                                ------ ----------------------------------------- -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                 0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       Beneficial ownership of all shares disclaimed
                                                                                 by National Broadcasting Company Holdings, Inc.
----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Not applicable (see 11 above)

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- ----------------------------------------------------------------



           SEE INSTRUCTIONS BEFORE FILLING OUT!

                     This Amendment No. 7 amends the Schedule 13D filed April 26, 1999, as amended (the "Schedule 13D"), and is filed by GE Capital Equity Investments, Inc. ("GECEI"), NBC Universal, Inc. (formerly known as National Broadcasting Company, Inc.) ("NBC"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS"), General Electric Company ("GE"), and National Broadcasting Company Holding, Inc. ("NBC Holding") (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the common stock, $0.01 par value per share (the "Common Stock"), of ValueVision Media, Inc. (the "Company"). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.


Item 4.         Purpose of Transaction.
                -----------------------

                     Item 4 is supplemented as follows:

                     The responses of the Reporting Persons to Item 6 of this Amendment No. 7 are incorporated herein by reference.

                     As stated in Item 6 of this Amendment No. 7, GECEI entered into an agreement on February 11, 2005, to sell 2,000,000 shares of Common Stock in a private transaction. Additionally, any Reporting Person may dispose of some or all of its interest in the securities of the Company owned by it or acquired pursuant to the conversion of preferred stock or exercise of warrants, in the open market, in privately negotiated transactions with third parties, through a public offering upon exercise of the registration rights, or otherwise, depending on the course of action such Reporting Person pursues, market conditions and other factors.

                     Any Reporting Person may seek to acquire additional shares of Common Stock through conversion of preferred stock or the exercise of warrants it owns. In addition, subject to the terms of the Shareholder Agreement, while it is not the Reporting Persons' present intention to do so, any Reporting Person may seek to (a) acquire additional shares of Common Stock or other securities of the Company through open market purchases, privately negotiated transactions, a public tender offer, a merger, reorganization or comparable transaction or otherwise or (b) acquire a material amount of the assets of the Company.

                     Although the foregoing represents the range or activities presently contemplated by the Reporting Persons with respect to the Company, the possible activities of the Reporting Persons are subject to change at any time.

Item 5.         Interest in Securities of the Issuer.
                -------------------------------------

                     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 7 are incorporated herein by reference. As of February 15, 2005, GECEI, GE Capital (by virtue of its ownership of all of the common stock of GECEI) and NBC may be deemed to share beneficial ownership of an aggregate of 14,013,918 shares of Common Stock composed of (i) 8,674,418 shares of outstanding Common Stock and (ii) 5,339,500 shares of Common Stock issuable upon the conversion of 5,339,500 shares of outstanding Preferred Stock. In addition, as of February 15, 2005, NBC had sole beneficial ownership of an aggregate of 7,709,977 shares of Common Stock composed of: (i) 101,509 shares of outstanding Common Stock; (ii) 1,250,000 shares of Common Stock issuable upon exercise of Distributor Warrants; (iii) 6,000,000 shares of Common Stock issuable upon exercise of Branding Warrants;
(iv) 343,725 shares of Common Stock issuable upon exercise of First Performance Distributor Warrants; and (v) 14,743 shares of Common Stock issuable upon exercise of the New Performance Warrant (which excludes 22,115 shares subject to the New Performance Warrant that are not exercisable within 60 days).

                     Accordingly, as of February 15, 2005, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) beneficially owned in the aggregate 14,013,918 shares of Common Stock, and NBC beneficially owned in the aggregate 21,723,895 shares of Common Stock, representing approximately 33.2% and 43.6%, respectively, of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of December 7, 2004, as reported in the Company's Form 10-Q for the quarterly period ended October 31, 2004 (36,915,448 shares), plus the shares issuable to the relevant Reporting Person upon conversion and/or exercise of the preferred stock and/or warrants described above).

                     Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

                     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 7 and (ii) Item 5(a) hereof are incorporated herein by reference. GECEI and NBC have an arrangement with respect to the voting and disposition of the 5,339,500 shares of Preferred Stock issued to GECEI (and the Common Stock issuable upon the conversion thereof) and the shares of Common Stock that were issued to GECEI upon exercise of the Investment Warrant (currently representing a balance of 8,674,418 shares). Pursuant to the arrangement, GECEI and NBC have agreed to exercise jointly the power to vote and dispose of such securities and, accordingly may be deemed to share voting and dispositive power over such securities.

                     Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

                     (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days except as described in
Item 6 to this Amendment No. 7.

                     (d) Not applicable.

                     (e) Not applicable.

                     The foregoing statements in this Item 5 assume that the sale of 2,000,000 shares of Common Stock by GECEI, described in Item 6 of this Amendment No. 7, has been consummated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                -------------------------------------------------------------

                     On February 11, 2005, GECEI entered into an agreement dated as of February 9, 2005, to sell 2,000,000 shares of Common Stock at $13.75 per share in a private transaction. In connection with the closing of the transaction, which is expected to occur on February 16, 2005, the Company will grant registration rights for such shares to the purchasers of such shares by having the purchasers become parties to the Registration Rights Agreement, dated April 15, 1999, among GECEI, NBC and the Company. A copy of the Stock Purchase Agreement, dated as of February 9, 2005 (including a Registration Rights Agreement, as Exhibit B thereto) is attached as Exhibit 20 hereto and hereby incorporated herein by reference.

Item 7.         Materials to be filed as Exhibits.
                ---------------------------------

Exhibit 20 Stock Purchase Agreement, dated as of February 9, 2005, between GE Capital Equity Investments, Inc. and Delta Onshore, LP, Delta Institutional, LP, Delta Pleiades, LP, and Delta Offshore, Ltd. (including Registration Rights Agreement as Exhibit B thereto).

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 15, 2005

                               GE CAPITAL EQUITY INVESTMENTS, INC.

                               By: Ronald J. Herman, Jr.
                                   --------------------------------------------
                                   Name: Ronald J. Herman, Jr.
                                   Title: President


                               NBC UNIVERSAL, INC.

                               By: Elizabeth A. Newell
                                   --------------------------------------------
                                   Name: Elizabeth A. Newell
                                   Title: Assistant Secretary


                               GENERAL ELECTRIC CAPITAL CORPORATION

                               By: Ronald J. Herman, Jr.
                                   --------------------------------------------
                                   Name: Ronald J. Herman, Jr.
                                   Title: Vice President


                               GENERAL ELECTRIC CAPITAL SERVICES, INC.

                               By: Ronald J. Herman, Jr.
                                   --------------------------------------------
                                   Name: Ronald J. Herman, Jr.
                                   Title: Attorney-in-fact


                               GENERAL ELECTRIC COMPANY

                               By: Ronald J. Herman, Jr.
                                   --------------------------------------------
                                   Name: Ronald J. Herman, Jr.
                                   Title: Attorney-in-fact


                               NATIONAL BROADCASTING COMPANY HOLDING, INC.

                               By: Elizabeth A. Newell
                                   --------------------------------------------
                                   Name: Elizabeth A. Newell
                                   Title: Assistant Secretary

                                  EXHIBIT INDEX


Exhibit No.                                 Description
-----------                                 -----------

Exhibit 20 Stock Purchase Agreement, dated as of February 9, 2005, between GE Capital Equity Investments, Inc. and Delta Onshore, LP, Delta Institutional, LP, Delta Pleiades, LP, and Delta Offshore, Ltd. (including Registration Rights Agreement as Exhibit B thereto).